July 7, 2014

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Distributed by e-mail and courier

Re:	CGI Group Inc. Form 40-F for the year ended September 30, 2013 Filed December 23, 2013 File No: 000-29716

Dear Mr. Gordon,

The following is in response to your supplemental comment letter dated June 19, 2014.

To facilitate your review of the document, we have repeated the staff’s comments followed by the responses of CGI Group Inc. (‘CGI’ or ‘we’).

All dollar amounts are in Canadian dollars unless stated otherwise.

Form 40-F for the year ended September 30, 2013

1. We note your response to comment two of our letter dated April 30, 2014. Please clearly explain to us how you came to the conclusion that the adjustments to the estimated losses on contracts of $150 million and $142 million made subsequent to the acquisition are considered measurement period adjustments and not adjustments for changes in estimates resulting from changes in facts and circumstances. In your response, please explain in further detail the facts and circumstances that caused the adjustments, when that information was obtained and how you quantified the adjustment amounts.

The $150 million amount was the original provision for estimated losses on contracts included in the initial purchase price allocation disclosed at September 30th, 2012 and therefore was not an adjustment made subsequent to the acquisition in the measurement period. It was the result of reviewing 137 of Logica plc’s (“Logica”) fixed and/or output based contracts by our Engagement Assessment Services (“EAS”) team, a group of seasoned IT project managers whose responsibility is to review our portfolio of projects on a monthly basis and determine if there are any issues or risks to the health of projects that need to be proactively addressed including any modifications to the costs to complete. This dedicated team performed their reviews of these contracts assessing their respective statuses against their detailed project plans by looking at the work accomplished to date, the quality of the work through an examination of the testing results, when available, as well as feedback received from the clients, which could indicate potential problems or shortcomings in the solutions being delivered. With this information the EAS team determined if their estimates of the work needed to complete the projects as well as the respective costs to complete the projects were aligned with the designed solution and with the contractual commitments that were in place as at the August 20th, 2012 closing date. These preliminary assessments were performed and reviewed by management within two months following the acquisition date and were included in the initial purchase price allocation.

During these two months, the EAS team also identified contracts which required further analysis during the measurement period. Since the acquisition was completed shortly before CGI’s year-end date (September 30th), and given the scope of work and complexity of the Logica contracts that we took over, we could not reasonably complete our review of the preliminary estimates related to such contracts for our year-end reporting. We therefore diligently continued our work after the reporting date and our assessment was finalized during the third quarter of 2013. As a result, CGI accounted for an additional loss of $142 million in its June 30th, 2013 quarterly financial statements.

Within the adjustment of $142 million, there were, among others, two important contracts in respect of which Logica encountered significant issues. These two contracts had already been reported as problematic to the Audit Committee of Logica’s Board of Directors. We had to deliver against Logica’s contractual commitments and therefore proceeded to assess the work that needed to be done to meet such obligations. Revised project plans and planned deliverables were prepared and reviewed with the respective clients to confirm the work remaining to be done under the original commitments and the fact that Logica’s contractual obligations signed prior to the closing date would indeed be met post-closing. Once the path forward was confirmed, we then assessed the amount of effort and materials required to deliver on Logica’s commitments and adjusted the provisions accordingly.

Further details on the items that comprised the majority of the subsequent adjustment are provided below in order to provide additional insight into the nature of the original challenge and of the work that is required to meet Logica’s commitments, thereby confirming that these are measurement period adjustments and not adjustments for changes in estimates resulting from changes in facts and circumstances.

As mentioned in the paragraph above, the adjustment of $142 million made subsequent to the acquisition was mostly in relation to the two significant high risk contracts of which the details are provided below:

1) $114 million measurement period adjustment related to a 10-year $309 million infrastructure and application management contract in the UK started in 2011, including the transition and modernization of the client workplace, signed at zero profit margin, without a termination clause that would permit CGI to terminate the contract.

There are 3 components explaining this adjustment:

A.	$42 million—was the result of a poorly designed and built solution prior to August 20th, 2012. CGI’s testing of the solution on August 23rd, 2012 revealed that the solution, including the software code developed prior to the closing date, failed to meet the applicable contractual commitments. Consequently the work that was done prior to August 20th, 2012 had to be re-architected and the solution rebuilt to meet the contractual requirements that were in place as of the closing date. The additional program costs were due to increased labour, network, hardware and license costs required to deliver a functioning solution in accordance with Logica’s contractual commitments.

B.	$62 million—the quality of the software that was constructed, the business processes that were designed and the aggressive roll-out plans, along with the severity of the change management impacts on the client’s business, all contributed to a significant revamping of the project plan and accordingly the cost estimates. The costs increase included unforecasted costs of additional third party software licences and hardware necessary to deliver the contract, and the project team had to be retained for a longer period. The contractual commitments or obligations remained as they were on the acquisition date and the estimation of the costs to complete was based on the facts and obligations that were in existence as of August 20th, 2012.

C.	$10 million—was the result of a client dispute that existed before the acquisition date. There were a large number of commercial issues relating to scope of work that existed since the first year of the contract which were under negotiation with the client when the initial loss assessment was produced. Due to the complexity of the contract, lack of clarity on scope of work and limited time between the acquisition date and the release of CGI’s September 30th, 2012 financial statements to assess the loss, the initial assessment was not completed in time for inclusion in such statements. Once we completed our assessment, the cost estimates of the remaining work were revised where there had been a lack of a clear conclusion on some of the commercial issues relating to the scope of work in the initial assessment.

2) $14 million measurement period adjustment related to a 10-year $370 million outsourcing contract in the UK starting in 2011 including the development of a new platform serving 35 countries. The adjustment is explained as follows:

$14 million—on the acquisition date, we knew that the costs estimate to deliver the platform to the remaining 34 countries needed to be revised and would be significantly higher than initially estimated because the roll-out of the platform to the first country was scheduled to be deployed in December 2012 as compared to the initial estimate of April 2012. During the measurement period, the contract management team updated the forecasts for the remaining deployments based on the efforts required for the initial deployment.

2. We note your response to comment two of our letter dated April 30, 2014 relating to the expected timing of utilization of accrued liability for estimated losses. Please provide us with a schedule that reconciles the aggregate drawdowns of the accrual ($167 million) to the aggregate of your liability included in the preliminary purchase price allocation and the subsequent adjustments of $150 million and $142 million.

As noted above, the $150 million provision was the balance of estimated losses on contracts in the initial purchase price allocation disclosed at September 30, 2012 and therefore was not an adjustment made subsequent to the acquisition.

The following schedule reconciles the movement in the balance from August 20th, 2012 to March 31st, 2014 by fiscal year:

	Fiscal 2012	Fiscal 2013	Fiscal 2014	Total
Millions $
Initial Provision	150
Subsequent adjustment	142

Opening Balance	292	293	190	292
Usage of provision	(5)	(119)	(42)	(166)
Foreign Exchange	6	16	19	41

Ending Balance	293	190	167	167

Ending Balance date	September 30, 2012	September 30, 2013	March 31, 2014	March 31, 2014

3. We note your response to comment three of our letter dated April 30, 2014. We note that you are not able to provide the gross invoicing and collection amounts. Please clarify to us the source of reliable information you used in quantifying this adjustment.

The $167 million decrease in accounts receivable disclosed in the Business Acquisition Report (“BAR”) that was required to be prepared in accordance with Canadian regulation is not an adjustment to the purchase price allocation since it simply is the difference in Logica’s business operations between two dates—June 30th, 2012 and August 20th, 2012.

The variance in the accounts receivables pertains to a period during which CGI neither owned nor was responsible for the business activities of Logica. CGI’s responsibilities over Logica’s operations started on August 20th, 2012 with the determination of the opening balance sheet based on fair value. Details on performing a hard close as of August 31st, 2012 and rolling back 11 days are provided below. At no time had CGI taken the June 30th, 2012 Logica consolidated balance sheet and rolled forward to August 20th, 2012.

The balance sheet as at August 20th, 2012 was based on reliable sources as we outline below.

For the month-end close of August 2012, Logica followed its regular month-end process and controls to prepare its balance sheet. Since the closing date of the acquisition did not align with the month-end for accounting purposes and given that Logica had 22 unique, legacy financial environments, it was not possible to effect a hard financial close as at August 20th, 2012. As is the practice when acquisitions close on dates that do not align with financial month-ends, we performed the financial close of all of the environments and consolidated the results effective on the month-end (i.e., August 31st, 2012). We then rolled back the results to August 20th, 2012 performing the following procedures:

Each of Logica’s business units were asked to identify adjustments to be made for significant transactions in the period between August 20th, 2012 and August 31st, 2012. Each country’s finance team was required to review their bank statements for the period between the acquisition date and August 31st, 2012 to identify significant adjustments and report these to CGI’s corporate team. The latter reviewed the stated transactions, determined whether any adjustments should be made and compiled the necessary adjustments in the following way:

•	Pro-rated the income statement for the number of working days after August 20th, 2012 as a percentage of the working days over the two month period ended August 31st, 2012 since Logica did not perform the month-end close in July 2012. The balance sheet was adjusted accordingly.

•	Adjusted the cash and the related balance sheet line items for the cash transactions that occurred between August 20th, 2012 and August 31st, 2012, for example cash transactions for the purchase of assets, repayment of debts, etc.

Once the closing was completed, we then performed a deep analysis of all of the accounts across Logica to perform fair value evaluations on all of the items. In addition, with the help of an outside accounting firm, we sought to identify any intangible assets that were not recorded on the books and performed the required valuations. Tax provisions and the GAAP alignment exercise were assessed with the assistance of this firm. The topic of loss provisions has already been covered in our response to earlier questions and is not repeated here. The opening balance sheet was reviewed by CGI’s senior management as well as the Audit and Risk Management Committee of CGI’s Board of Directors. Finally, the purchase price allocation was audited by our external auditors as part of their audit of our consolidated financial statements.

4. We note your response to comment four of our previous letter. Please elaborate on the statement that you are not able to confirm, with reasonable effort, whether the $250 million of revenue generating activity was all accounted for as work in progress as of August 20, 2012. Clarify to us the source of reliable information you used in quantifying this adjustment. In your response, please explain how you are comfortable that you identified and measured all of the assets acquired and liabilities assumed in the acquisition.

As mentioned in the question above, to perform our opening balance sheet we used August 31st, 2012 reliable information received from Logica’s business units and then rolled back to August 20th, 2012. The $250 million of revenue generating activity is not an adjustment to the purchase price allocation.

The $250 million is our best estimate of the revenue generating activity for the period between August 1st, 2012 and August 20th, 2012 and is computed as follows:

Pro-rated the income statement between August 31st, 2012 and June 30th, 2012 for the number of business days within these two months (44 days) and multiplied such revenue per business day by the number of business days in August before acquisition (14 days).

The $250 million of the revenue generating activity did not have any impact on the purchase price allocation as it is related to the activities prior to the acquisition date.

Our answer to question 3 above explains how we are comfortable that we had identified and measured all of the assets acquired and liabilities assumed in the acquisition.

Should the staff have any comments or questions or require any additional information, please contact the undersigned at (514) 841-3224 or François Boulanger, Senior Vice-President and Corporate Controller, at (514) 841-3359.

Yours truly,

/s/ R. David Anderson
R. David Anderson
Executive Vice-President and
Chief Financial Officer

5